Exhibit 99.1

Able View Global Inc. Raises USD$4 Million from
Convertible Notes Financing to Propel Growth

SHANGHAI, CHINA / ACCESSWIRE / November 8, 2024 - Able View Global Inc. – (NASDAQ-CM: ABLV) (“Able View” or the “Company”) one of the largest comprehensive brand management partners of international beauty and personal care brands in China, is pleased to announce the successful completion on November 4, 2024 of the Company’s issuance and sale of convertible notes to three non-U.S. investors (the “Purchasers”).

Under the terms of the transaction, Able View has issued convertible notes (the “Notes”) totaling a principal amount of USD$4,000,000 to the three Purchasers. These Notes feature an interest rate of 8% per annum, an original issue discount of 20%, and a maturity term of three (3) years. The Notes are convertible into Class B Ordinary Shares of the Company (the “Conversion Shares”) at the option of the Purchasers, at a conversion price (the “Conversion Price”) of the higher of (i) 75% of the lowest volume-weighted average trading price of the Class B Ordinary Shares during the ten (10) latest consecutive business days preceding the conversion, and (ii) $0.6 per Class B Ordinary Share. In addition, the Company will issue the Purchasers warrants to purchase one (1) Class B Ordinary Share per Conversion Share (the “Conversion Warrants”) upon the conversion of the Notes, with the exercise price of such Conversion Warrants the same as the Conversion Price of the Notes.

The funds raised will be used to enhance the Company’s working capital and support potential mergers and acquisitions.

About Able View Global Inc.

Able View is China’s second-largest e-commerce hub for international beauty and personal care brands, offering a comprehensive suite of brand-management services. These services include strategic planning, branding, digital and social marketing, omni-channel sales, customer service, and integrated logistics such as overseas shipping, warehousing, and fulfilment. Able View owns and manages a diverse portfolio of products that range from niche to prestige and masstige categories, solidifying a strong presence in the Chinese market. The Company’s mission is to enhance these brands’ power and premium status, ensuring sustainable growth and long-term success in China. The Company’s website is www.ableviewir.com. The Company routinely posts important updates on its website.

For further information, please contact:

Able View Global Inc.

Mr. Dennis Tang, CFO

E: info@ableview.com

CHF Capital Markets (IR)
Cathy Hume, CEO
T: 416-868-1079 x 251
E: cathy@chfir.com

Follow us on Social Media

Website: www.ableviewir.com

Twitter: https://twitter.com/ableviewglobal

LinkedIn: https://www.linkedin.com/company/ableview/

Facebook: https://www.facebook.com/profile.php?id=61554714879072
Instagram: https://www.instagram.com/ableviewglobal/

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the successful consummation of the business combination, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Able View expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Able View’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based except as required by the applicable law, regulations or rules.